EXHIBIT 3.1
AMENDMENT NO. 4
TO
AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
OF AMERICAN REAL ESTATE PARTNERS, L.P.
(A DELAWARE LIMITED PARTNERSHIP)
     AMENDMENT NO. 4 (“Amendment No. 4”) to the Amended and Restated Limited Partnership Agreement of American Real Estate Partners, L.P., dated as of June 29, 2005, by and among American Property Investors, Inc., a Delaware corporation, as general partner (the “General Partner”), and all other persons and entities who are or shall in the future become limited partners (the “Limited Partners”) of the Partnership. Except as otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Partnership Agreement.
WITNESSETH:
     WHEREAS, the Partnership desires to amend certain sections of its amended and restated Partnership Agreement; and
     WHEREAS, the Partnership has obtained the written consent of holders of more than 50% of the outstanding depositary units representing limited partner interests in the Partnership (the “Depositary Units”);
     NOW, THEREFORE, the parties hereby agree as follows:
     1. Article I of the Partnership Agreement is hereby amended to include the following additional definitions:
Nevada Gaming Authority: The governmental, regulatory and administrative authorities, agencies, boards and officials responsible for or involved in the regulation of gaming or gaming activities in any jurisdiction within the State of Nevada, including specifically, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Clark County Liquor and Gaming Licensing Board and the City of Las Vegas.
Nevada Gaming Laws: Those laws pursuant to which any Nevada Gaming Authority possesses regulatory, licensing or permit authority over gaming within the State of Nevada, including, without limitation, the Nevada Gaming Control Act, as codified in NRS Chapter 463, the regulations of the Nevada Gaming Commission promulgated thereunder, the Clark County Code, and the Las Vegas Municipal Code.
Record Date: The date established by the General Partner, in its discretion, for determining the identity of Record Holders for any purpose, including, without limitation, Record Holders entitled to (a) receive any distribution pursuant to Article V, (b) receive or participate in any distribution, subdivision or combination pursuant to Section 4.06, (c) receive notice of or to vote at any meeting of Record Holders or to consent to any action, (d) participate in any offer, (e) exercise rights in respect of any other lawful action of Record Holders, or (f) receive any report pursuant to Section 8.04.

     2. Section 3.01 of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:
     3.01. Purposes and Business. The purposes of and the nature of the business to be conducted by the Partnership shall be (a) to serve as a partner of the Operating Partnership and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a partner of the Operating Partnership pursuant to the OLP Partnership Agreement or otherwise and (b) to engage, directly or indirectly, in any other business or activity that is approved by the General Partner which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act. The General Partner has no obligation or duty to the Partnership, the Record Holders or any Substitute Partner to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.
     3. Section 4.05(c) of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:
     (c) The General Partner or any Affiliate of the General Partner may, but shall not be obligated to, make contributions to the Partnership in exchange for Units, provided that the number of Units issued in exchange for any such contribution shall not exceed the Agreed Value of the contribution reduced by any indebtedness either assumed by the Partnership upon such contribution or to which such property is subject when contributed, divided by the average closing Unit Price for the twenty (20) trading days immediately preceding such contribution; provided, further, that the foregoing proviso shall not apply to any issuance of Units to the General Partner or any Affiliate of the General Partner that is, or has previously been, authorized or approved by the Audit Committee.
     4. The Partnership Agreement is hereby amended to include a new Section 4.13 to read in its entirety as follows:
     4.13 Nevada Gaming Law Dispositions. Notwithstanding anything in this Partnership Agreement to the contrary, if any Nevada Gaming Authority requires that a Limited Partner be licensed, qualified or found suitable under any applicable Nevada Gaming Law and such Limited Partner:
          (a) fails to apply for a license, qualification or a finding of suitability within 30 days (or such shorter period as may be required by the applicable Nevada Gaming Authority) (the “Filing Date”) after being requested to do so by the Nevada Gaming Authority; or
          (b) is denied such license or qualification or not found suitable;
then, the General Partner shall have the right, exercisable in its sole and absolute discretion,

(1)	to require each such Limited Partner to, subject to Article X, dispose of its Partnership Interest within 30 days (or such earlier date as may be required by the applicable Nevada Gaming Authority) of the occurrence of the event described in clause (a) or (b) above, or

(2)	to redeem the Partnership Interest of such Limited Partner, on behalf of and for the account of the Partnership, at a redemption price (the “Redemption Price”) equal to the lowest of:
(i)	the market price for such Partnership Interest on the Filing Date which, in the case of a Depositary Unit, shall be the Unit Price;

(ii)	the price at which such Limited Partner acquired the Partnership Interest; and

(iii)	such other lesser amount as may be required by any Nevada Gaming Authority.
     Immediately upon a determination by a Nevada Gaming Authority that a Limited Partner will not be licensed, qualified or found suitable and must dispose of its Partnership Interest, the Limited Partner will, to the extent required by applicable Nevada Gaming Laws, have no further right:
     (a) to exercise, directly or indirectly, through any trustee or nominee or any other person or entity, any rights to which Limited Partners or Record Holders are entitled under the Delaware Act or this Partnership Agreement; or
     (b) to receive any distributions made by the Partnership, except the Redemption Price.
     5. Section 5.03 of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:
     5.03. Distributions.
     (a) Subject to Section 17-607 of the Delaware Code and except as provided in Sections 5.03(b), the General Partner, in its sole and absolute discretion, may make such distributions from the Partnership Assets or otherwise as it deems appropriate in its sole discretion, quarterly, annually or at any other time. Any such distributions shall be distributed to the General Partner and the Record Holders in accordance with their respective Percentage Interests.
Each distribution pursuant hereto shall be paid by the Partnership only to the Record Holders (as of the Record Date set forth for such distribution) and to the General Partner. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of the applicable distribution (and the Partnership shall have no liability to any other Person by reason of an assignment of a Depositary Unit or otherwise).
     (b) The General Partner shall convert all non-cash assets of the Partnership to cash before any distribution upon liquidation or dissolution of the Partnership. Distribution of proceeds on liquidation or dissolution of the Partnership, and any other remaining assets of the Partnership to be distributed to the General Partner and the Record Holders in connection with the dissolution and liquidation of the Partnership pursuant to Article XIII, shall be made as follows:
     (i) first, to the payment of any debts and liabilities of the Partnership which shall then be due and payable;
     (ii) next, to the establishment of such reserves as the General Partner deems reasonably necessary to provide for any future, contingent or unforeseen liabilities or obligations of the Partnership; and
     (iii) next, pro rata in accordance with and to the extent of the positive balances in the General Partner’s and Record Holders’ respective Capital Accounts.
     (c) At the General Partner’s election, exercisable in its sole and absolute discretion, each quarterly distribution made pursuant to Section 5.03(a) hereof may be allocated monthly among the General Partner and the Record Holders of record as of the last day of each month during the quarter in respect of which such quarterly distribution is made; provided, however, that no such allocation shall be made unless the General Partner concludes, in its sole and absolute discretion, that such monthly allocation convention does not result in a material adverse effect to the Record Holders, taken as a whole. For all purposes of this Agreement, any Partner’s allocable share of the aggregate amount withheld from any distribution hereunder in respect of state income taxes paid or payable by the Partnership on behalf of such Partner shall be treated as having been distributed to such Partner.
     6. Section 6.18(c)(iii) of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:
(iii) Neither it nor its affiliates shall cause the Partnership (in the event that the Act is amended to permit partnerships to engage in short form merger transactions), or any successor entity of the Partnership, whether in its current form as a limited partnership or as converted to or succeeded by a corporation or other form of business association, to effect a merger or other business combination (in the event that such short-form merger statute applies to other business combinations) of the Partnership or such successor, in each case pursuant to Section 253 of the General Corporation Law of Delaware, or any successor statute, or any similar short-form merger statute under the laws of Delaware or any other jurisdiction. For the avoidance of doubt, the Section 6.18(c)(iii) shall only apply to a merger pursuant to Section 253 of the General Corporation Law of Delaware,

or any successor statute, or any similar short-form merger statute under the laws of Delaware nor any other jurisdiction, and this Section 6.18(c)(iii) shall not apply to any other merger or business combination transaction. No amendment to this Section 6.18(c)(iii) shall be permitted without a unanimous vote of the Record Holders, unless such amendment has been approved by the Audit Committee in which event only the vote of a Majority Interest shall be required for approval of such amendment.
     7. Except as expressly amended hereby, all other provisions of the Partnership Agreement, as heretofore amended, shall continue in full force and effect.
     8. This Amendment No. 4 shall become effective as of the date hereof upon its execution by all parties hereto.

     IN WITNESS WHEREOF, the undersigned have evidenced their adoption and ratification of the foregoing Amendment to the Partnership Agreement and have duly executed this Amendment to be duly executed on their behalf, as of the day and year first set forth above.

General Partner
AMERICAN PROPERTY INVESTORS, INC.

By:	/s/ John P. Saldarelli

	Name:	John P. Saldarelli
	Title:	Vice President

Limited Partners
By: AMERICAN PROPERTY INVESTORS, INC.,
(attorney-in-fact)

By:	/s/ John P. Saldarelli

	Name:	John P. Saldarelli
	Title:	Vice President
[Signature Page to Amendment No. 4 of the Amended and Restated Agreement of Limited Partnership of American Real Estate Partners, L.P.]